FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Robinson Humphrey, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Peachtree Road, NE., Atlanta Financial Center, South Tower 9th Floor
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr. BLVD	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Morris _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SunTrust Robinson Humphrey, Inc _____ , as
of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



CAROL H. SPATES
Notary Public, Georgia
Clayton County
My Commission Expires
August 13, 2022

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2018

Contents



Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of SunTrust Robinson Humphrey, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (the Company) as of December 31, 2018, the related statements of comprehensive income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2007.

Atlanta, Georgia
February 25, 2019

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

As of December 31, 2018
(In Thousands, Except Share Amounts)

Assets

Cash and cash equivalents	$	301
Securities segregated under Federal and other regulations		30,143
Deposits with clearing organizations		31,601
Receivables from brokers and dealers		4,480
Customer receivables		3,856
Due from related parties		6,840
Securities purchased under agreements to resell		1,140,371
Securities borrowed		394,213
Securities owned:		
U.S. government and agency obligations		1,001,029
Corporate debt and other securities		713,449
Commercial paper		189,593
State and municipal obligations		54,328
Total securities owned (including encumbered securities of $1,320,349)		1,958,399
Goodwill		131,440
Accrued interest and other income receivable		36,698
Net deferred tax assets		26,735
Income tax receivable from Parent		1,394
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $67,926		12,265
Net receivables for unsettled securities transactions		95,134
Other assets		6,036
Total assets	$	3,879,906

Liabilities and shareholder's equity
Liabilities

Securities sold under agreements to repurchase		1,439,220
Securities sold but not yet purchased		1,107,423
Lines of credit payable to related parties		125,000
Accrued interest payable and other liabilities		25,910
Accrued compensation and benefits		79,996
Payables to brokers and dealers		5,283
Customer payables		2,255
Due to related parties		23,161
Total liabilities		2,808,248

Shareholder's equity:

Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		596,370
Retained earnings		475,188
Total shareholder's equity		1,071,658
Total liabilities and shareholder's equity	$	3,879,906

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Comprehensive Income

Year Ended December 31, 2018
(In Thousands)

Revenues

Corporate finance fees	$ 280,007
Underwriting fees	178,694
Interest	101,904
Commissions	53,519
Trading losses, net of gains	(693)
Total revenues	613,431

Expenses

Compensation and benefits	248,704
Fees paid to related parties	162,990
Interest	69,926
Outside processing and software	38,352
Occupancy and equipment	13,262
Investment banking deal expenses	12,626
Marketing and customer development	7,797
Other	15,423
Total expenses	569,080

Income before income taxes	44,351
Provision for income taxes	10,962
Net income	$ 33,389
Other comprehensive income	–
Total comprehensive income	$ 33,389

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2018
(In Thousands)

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total	
Balance, December 31, 2017	$	100	$	596,370	$	492,510	$	1,088,980
Cumulative effect adjustment related to ASU adoption[1]		–		–		(711)		(711)
Net Income		–		–		33,389		33,389
Cash dividend paid to Parent		–		–		(50,000)		(50,000)
Balance, December 31, 2018	$	100	$	596,370	$	475,188	$	1,071,658

[1] Related to the Company's adoption of ASU 2014-09 on January 1, 2018. See Note 3, "Accounting Policies Recently Adopted and Pending Accounting Pronouncements," for additional information.

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2018
(In Thousands)

Operating activities	
Net income	$ 33,389
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,860
Deferred tax benefit	(17,419)
(Increase) decrease in operating assets:	
Securities segregated under Federal and other regulations	(372)
Securities purchased under agreements to resell and securities borrowed	(107,447)
Securities owned	(293,158)
Receivables:	
Brokers and dealers	1,974
Customers	17,678
Net receivable for unsettled securities transactions	(27,590)
Accrued interest and other income receivable	11,025
Due from related parties	(6,840)
Other assets	36,090
Increase (decrease) in operating liabilities:	
Securities sold but not yet purchased	278,106
Securities sold under agreements to repurchase	163,459
Accrued compensation and benefits	(25,344)
Accrued interest payable and other liabilities	(178)
Due to related parties	20,308
Payables to brokers and dealers	5,116
Customer payables	(14,437)
Net cash provided by operating activities	78,220
Investing activities	
Capital expenditures	(1,282)
Net cash used in investing activities	(1,282)
Financing activities	
Decrease in borrowings from related parties under lines of credit, net	(26,943)
Common stock dividends paid to parent	(50,000)
Net cash used in financing activities	(76,943)
Net decrease in cash and cash equivalents	(5)
Cash and cash equivalents, beginning of year	306
Cash and cash equivalents, end of year	$ 301
Supplemental cash flow information	
Interest paid	$ 67,209
Income taxes refunded from Parent	$ 12,375

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements

December 31, 2018

1. Organization and Nature of Business

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent) that principally operates in one segment. The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values.

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of or control of securities purchased under agreements to resell at the time these agreements are entered into. The

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

counterparties to these agreements typically are primary dealers of U.S. government securities and financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced. These amounts are included in securities borrowed in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Interest accrued on securities purchased under agreements to resell and securities borrowed transactions is included in accrued interest and other income receivable in the statement of financial condition and interest income in the statement of comprehensive income. Interest accrued on securities sold under agreements to repurchase is included in accrued interest payable and other liabilities on the statement of financial condition and interest expense in the statement of comprehensive income. The carrying amount of collateralized securities transactions is deemed to be a reasonable estimate of their fair value.

Securities Owned and Securities Sold But Not Yet Purchased

Securities transactions and related gains and losses are recorded on a trade date basis. Realized and unrealized gains and losses are included in trading gains, net of losses, in the statement of comprehensive income. Realized gains on the sales of securities are generally determined based on the sale of positions held on a first-in, first-out basis. Unless otherwise indicated, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions for which the last quoted ask price is used. The change in fair value is included in the statement of comprehensive income as trading losses, net of gains. Amounts receivable and payable for securities transactions that have not reached their contractual final settlement date are recorded net in net receivables for unsettled securities transactions on the statement of financial condition.

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

Goodwill

The Company tests goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. There were no such impairments for the year ended December 31, 2018. The Company is a single reporting unit where all the assets and liabilities have been assigned to the single reporting unit.

Income Taxes

The Company's provision for income taxes is based on income and expense reported for financial statement purposes after adjustments for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these deferred assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the provision for income taxes, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the provision for income taxes.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent. In accordance with the Tax Allocation Agreement applicable to Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by the Parent. For additional information on the Company's activities related to income taxes, see Note 11, *Income Taxes*.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed predominantly using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. The Company reviews its long-lived assets, primarily leasehold improvements and equipment,

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no such impairments for the year ended December 31, 2018.

Related Party Transactions

The Company engages in various transactions with SunTrust Bank (STB), which provides certain management services and staff support functions for all of its affiliates, and the Company pays a fee based on the corporate service agreement. The Company pays negotiated referral fees to STB for sales involving customers of such entities and the Company earns revenue from the Parent and affiliates for providing certain corporate finance, underwriting, and trading services based on the terms within the agency services agreement.

Revenue Recognition

Pursuant the Company's adoption of ASC Topic 606, *Revenue from Contracts with Customers*, the following table reflects the Company's total revenue disaggregated by the amount that is in scope and out of scope of ASC Topic 606. The commentary following the table describes the Company's accounting policies for recognizing revenue, including the nature and timing of each revenue stream. The Company's contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize, the timing of when a customer obtains control of services, or the amount of costs incurred to obtain or fulfill a contract with a customer.

	Year Ended December 31, 2018					
		In Scope		Out of Scope		Total
Corporate finance fees	$	110,754	$	169,253	$	280,007
Underwriting fees		178,694		-		178,694
Interest		-		101,904		101,904
Commissions		53,519		-		53,519
Trading gains, net of losses		-		(693)		(693)
Total revenues	$	342,967	$	270,464	$	613,431

Corporate finance fees, which primarily include in-scope M&A, remarketing, asset finance, and investment services fees as well as out of scope loan syndication fees, are negotiated based on specific services offered. The execution of in scope services related to these fees represents the

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

completion of the related performance obligations with payments for these services settling shortly after execution.

The Company assists corporate clients in raising capital by offering equity or debt securities to potential investors. Underwriting fees are recorded as the performance obligations are completed on the trade date when the Company, as a member of an underwriting syndicate, purchases the securities from the issuer and sells the securities to third party investors. Each member of the syndicate is responsible for selling its portion of the underwriting and is liable for the proportionate costs of the underwriting; therefore, the Company's portion of underwriting expense is presented gross of underwriting fees as investment banking deal expenses on the statement of comprehensive income. For all periods prior to January 1, 2018, underwriting expense was recorded net as a reduction of underwriting fees. The transaction price is based on a percentage of the total transaction amount and payments are settled shortly after the trade date.

Commissions are earned primarily for trade execution services, which represent the Company's performance obligation. Commissions earned on the trade date are recognized at that point in time, with related expenses presented gross of commission revenue in outside processing and software in the statement of comprehensive income. Payments are settled shortly after trade date.

The Company recognizes trading losses, net of gains, from the purchase and sale of securities. The Company also recognizes trading losses, net of gains, as a result of changes in the fair value of securities. The Company's securities owned and securities owned but not yet purchased include various types of debt and equity securities. For additional information see section regarding securities owned and securities sold but not yet purchased in Note 2, *Summary of Significant Accounting Policies* and Note 7, *Fair Value of Financial Measurements*.

The Company has elected the practical expedient to exclude disclosure of unsatisfied performance obligations for contracts with an original expected length of one year or less. At December 31, 2018, the Company does not have any material contract assets or liabilities. The amount of receivables from contracts with customers was about $21.6 million recorded within accrued interest and other income receivable on the statement of financial condition relating to its revenue streams within the scope of ASC Topic 606.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and subsequent ASUs on a modified retrospective basis beginning January 1, 2018. These ASUs supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of these ASUs is that an entity should recognize revenue to depict the transfer of promised goods or

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applied the standard to all contracts at the date of initial application. Upon adoption the cumulative effect of applying these ASUs was recognized as a $711 thousand adjustment to the January 1, 2018 balance of retained earnings. Furthermore, the Company prospectively changed the presentation of underwriting fees which are now presented gross of direct-transaction related expenses. The quantitative impact of the presentation changes increased both revenue and expenses by $12.6 million for the year ended December 31, 2018; however these presentation changes did not have an impact on net income. See Note 2 *Summary of Significant Accounting Policies* for disclosures relating to ASC Topic 606.

In February 2016, the FASB issued ASU 2016-02, *Leases*. This ASU creates ASC Topic 842, *Leases,* and supersedes ASC Topic 840, *Leases*. The ASU requires lessees to recognize right-of-use assets and associated liabilities that arise from leases, with the exception of short-term leases. The Company adopted this ASU on January 1, 2019, using a modified retrospective transition approach as of the date of adoption, which will result in right-of-use assets of approximately $54 million and associated lease liabilities of approximately $67 million, arising from operating leases in which the Company is the lessee, on its statement of financial condition. The amount of the right-of-use assets and associated lease liabilities recorded upon adoption was based primarily on the present value of unpaid future minimum lease payments, the amount of which is based on the population of leases in effect at the date of adoption. This ASU is not expected to have a material impact on the timing of expense recognition in its statement of comprehensive income.

In January 2017, the FASB issued ASU 2017-04, *Intangibles-Goodwill and Other*. This ASU amends ASC Topic 350, *Intangibles-Goodwill and Other,* to simplify the subsequent measurement of goodwill, by eliminating Step 2 from the goodwill impairment test. The amendments require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company is a single reporting unit where all the assets and liabilities have been assigned to the single reporting unit. Entities should recognize an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value, but the loss recognized should not exceed the total amount of goodwill allocable to that reporting unit. This ASU must be applied on a prospective basis. The standard will become effective for annual periods beginning after December 15, 2019. Based on the Company's most recent annual goodwill impairment test performed as of October 31, 2018, there was no impairment noted, as the fair value of the reporting unit exceeded its carrying amount; therefore, this ASU would not currently have an impact on the Company's financial statements or related disclosures. However, if upon adoption, which is expected to occur on January 1, 2020, the carrying amount of the reporting unit exceeds its fair value, the

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

Company would be required to recognize an impairment charge for the amount that the carrying value exceeds the fair value.

4. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. Based upon this evaluation, it was determined, except as disclosed, that no additional material events or transactions occurred that require recognition or disclosure in these financial statements.

On February 7, 2019, the Parent announced that its Board of Directors approved a definitive agreement to combine with BB&T Corporation ("BB&T") in an all-stock Merger. A new corporate headquarters for the combined company will be established in Charlotte, North Carolina, and it will operate under a new name and brand, while the combined company's board of directors and executive management team will be evenly split between the two institutions. The Merger with BB&T is expected to close late in the third quarter of 2019 or in the fourth quarter of 2019, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.

5. Securities Segregated Under Federal and Other Regulations

At December 31, 2018, a U.S. Treasury security with a fair value of $30.1 million has been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

6. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by U.S. government or agency securities. Securities borrowed are collateralized primarily by corporate securities. These securities purchased under agreements to resell, securities borrowed, and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities borrowed are primarily used to cover firm short positions. Securities purchased under agreements to resell are used to cover firm short positions or are subsequently sold under agreements to repurchase to earn a spread. Securities sold under agreements to repurchase are primarily used to fund firm trading inventory. The Company takes possession of all securities purchased under agreements to resell and securities borrowed and performs appropriate margin evaluation on the acquisition date based on market volatility, as necessary. On the acquisition date of these securities, the Company and the related counterparty agree on the amount of

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

collateral required to secure the principal amount loaned under these arrangements. The Company monitors collateral values daily and calls for additional collateral to be provided as warranted under the aforementioned agreement. The Company has policies and procedures to manage market risk associated with client trading and assumes a limited degree of market risk by managing the size and nature of its exposure. At December 31, 2018, the Company had accepted collateral with a fair value of $1.5 billion that the Company is permitted to sell or repledge and had repledged $108 million of that collateral. The Company has pledged $1.3 billion of certain securities owned to secure $1.3 billion of repurchase agreements as of December 31, 2018.

The following is a summary of repurchase agreements and the fair market value of related collateral pledged as of December 31, 2018 (in thousands):

	Contract		Accrued Interest	Total Contract		Fair Market Value of Collateral	Average Rate
Overnight maturities:							
U.S. government and agency obligations	$	855,637	$ 447	$ 856,084	$	873,995	3.12%
Corporate debt and other securities		293,583	127	293,710		318,415	2.59%
Term ≤ 30 days:							
U.S. government and agency obligations		51,748	23	51,771		53,165	2.62%
Corporate debt and other securities		158,252	72	158,324		168,893	2.70%
Term > 30 days:							
U.S. government and agency obligations		143	-	143		150	3.14%
Corporate debt and other securities		79,857	42	79,899		92,153	3.14%
	$	1,439,220	$ 711	$ 1,439,931	$	1,506,771	

Securities purchased under agreements to resell and securities sold under agreements to repurchase are governed by a master repurchase agreement. Under the terms of the master repurchase agreement, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the nondefaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted. These amounts are limited to the contract asset/liability balance, and accordingly, do not include excess collateral received/pledged. None of the Company's repurchase and reverse repurchase transactions met the right of setoff criteria at December 31, 2018.

The following table includes the amount of collateral pledged or received related to exposures subject to enforceable Master Repurchase Agreements as of December 31, 2018. While these agreements are typically over-collateralized, GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

(In thousands)	Gross Amount		Amount Offset		Net Amount Presented in the Statement of Financial Condition		Held/Pledged Financial Instruments		Net Amount
Assets									
Securities purchased under agreements to resell	$	1,140,371	$	-	$	1,140,371	$	1,138,662	$	1,709
Securities borrowed		394,213		-		394,213		383,231		10,982
Total Assets	$	1,534,584	$	-	$	1,534,584	$	1,521,893	$	12,691
Liabilities									
Securities sold under agreements to repurchase	$	1,439,220	$	-	$	1,439,220	$	1,439,111	$	109
Total Liabilities	$	1,439,220	$	-	$	1,439,220	$	1,439,111	$	109

7. Fair Value of Financial Instruments

The Company's recurring fair value measurements are based on a requirement to carry certain assets and liabilities at fair value. The carrying value of financial instruments presented on the statement of financial condition that are not measured at fair value approximates fair value. Assets and liabilities that are required to be measured at fair value on a recurring basis include securities owned, securities segregated under Federal and other regulations, and securities sold but not yet purchased, and are classified, on the basis of the measurement inputs employed, as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The assumptions used to estimate the value of an instrument have varying degrees of impact to the overall fair value of the asset or liability. This process involves gathering multiple sources of information, including broker quotes, values provided by pricing services, trading activity in other identical or similar securities, market indices, and pricing matrices, along with employing various modeling techniques such as

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

discounted cash flow analyses, in arriving at the best estimate of fair value. When observable market prices for the asset or liability are not available, the Company employs various modeling techniques, such as discounted cash flow analyses, to estimate fair value. Models used to produce material financial reporting information are validated prior to use and following any material change in methodology. Their performance is monitored at least quarterly, and any material deterioration in model performance is escalated.

The Company has formal processes and controls in place to support the appropriateness of its fair value estimates. For fair values obtained from a third party, or those that include certain trader estimates of fair value, there is an independent price validation function that provides oversight for these estimates. For level 2 instruments and certain level 3 instruments, the validation generally involves evaluating pricing received from two or more third party pricing sources that are widely used by market participants. The Company evaluates this pricing information from both a qualitative and quantitative perspective and determines whether any pricing differences exceed acceptable thresholds. If thresholds are exceeded, the Company assesses differences in valuation approaches used, which may include contacting a pricing service to gain further insight into the valuation of a particular security or class of securities to resolve the pricing variance, which could include an adjustment to the price used for financial reporting purposes.

The Company classifies instruments within level 2 in the fair value hierarchy when it determines that external pricing sources estimated fair value using prices for similar instruments trading in active markets. A wide range of quoted values from pricing sources may imply a reduced level of market activity and indicate that significant adjustments to price indications have been made. In such cases, the Company evaluates whether the asset or liability should be classified as level 3.

Determining whether to classify an instrument as level 3 involves judgment and is based on a variety of subjective factors, including whether a market is inactive. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed.

The following table presents securities segregated under Federal and other regulations, securities owned, and securities sold but not yet purchased measured at fair value on a recurring basis:

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

(In Thousands)	Fair Value Measurements at December 31, 2018			
	Level 1	Level 2	Level 3	Total Assets / Liabilities
Securities segregated under Federal and other regulations:				
U.S. government and agency obligations	$ 30,143	$ -	$ -	$ 30,143
Securities owned:				
U.S. government and agency obligations	$ 39,955	$ 961,074	$ -	$ 1,001,029
Corporate debt and other securities	13,102	700,347	-	713,449
Commercial paper	-	189,593	-	189,593
State and municipal obligations	-	54,328	-	54,328
Total securities owned	$ 53,057	$ 1,905,342	$ -	$ 1,958,399
Securities sold but not yet purchased:				
U.S. government and agency obligations	$ 713,595	$ 2,688	$ -	$ 716,283
Corporate debt and other securities	5,356	385,784	-	391,140
Total securities sold but not yet purchased	$ 718,951	$ 388,472	$ -	$ 1,107,423

The Company's policy for recording transfers into and out of the fair value hierarchy levels is that they are assumed to occur at the end of the period in which the transfers occurred. For the year ended December 31, 2018, there were no transfers between levels.

The amount of trading losses, net of gains, as shown in the statement of comprehensive income includes $1.6 million on positions still held as of December 31, 2018.

U.S. government and agency obligations

U.S Treasury Securities and agency obligations

The Company classifies U.S. Treasury securities as level 1. Securities issued by federal agencies consist of debt obligations issued directly by Fannie Mae, Freddie Mac, FHLB, and FFCB in addition to debt obligations collateralized by loans that are guaranteed by the Small Business Administration (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. These debt obligations are classified as level 2 in the fair value hierarchy. For SBA instruments, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these instruments as level 2.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

Securities issued by GSEs such as Fannie Mae and Freddie Mac are not explicitly guaranteed by the U.S. government; however, the GSEs carry an implied rating commensurate with that of U.S. government obligations and may be required to maintain such rating through its agency agreement. In certain instances, the U.S. Treasury owns the senior preferred stock of these enterprises and has made a commitment under that stock purchase agreement to provide these GSEs with funds to maintain a positive net worth.

Pass-through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae each contain a guarantee by the issuing GSE or agency. For agency mortgage-backed securities, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these as level 2.

To-Be-Announced (TBA) Securities

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in securities owned or securities sold but not yet purchased in the statement of financial condition. The Company enters into various off-balance sheet financial instruments of this nature involving agency mortgage-backed, to-be-announced (TBA) securities. These instruments are used to meet the needs of customers and manage market risks. The net unrealized gains and losses on these transactions are classified as level 2 in the fair value hierarchy and are reflected in securities owned and securities sold but not yet purchased on the statement of financial position, and in trading losses, net of gains, on the statement of comprehensive income, and are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity of similar securities or from a third party pricing service. At December 31, 2018, the Company had net TBA commitments to sell of $327.2 million, resulting in net unrealized gains of $350 thousand which are recorded in securities owned as well as net unrealized losses of $2.7 million which are recorded in securities sold but not yet purchased on the statement of financial condition.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source and are predominantly highly rated. Holdings are geographically dispersed with no significant concentrations in any one state or municipality. The Company derives value for these obligations based on trading activity in

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

secondary markets and new issue pricings in the primary market. These obligations are classified as level 2 in the fair value hierarchy.

Corporate debt and other securities

Corporate debt securities are predominantly debt obligations of domestic corporations and are classified as level 2. The Company estimates the fair value of corporate debt securities based on observable pricing from executed trades of similar instruments. The Company's other securities include money market mutual funds for which pricing is readily available and are therefore classified as level 1.

Commercial paper

The Company trades commercial paper (CP) that is generally short-term in nature (less than 30 days) and highly rated. The Company estimates the fair value of the CP based on observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

8. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following (in thousands):

	Useful Life		As of December 31, 2018
Leasehold improvements	1-30 years	$	21,034
Furniture and equipment	1-20 years		58,777
Construction-in-process			380
			80,191
Less: Accumulated depreciation			(67,926)
Total premises and equipment		$	12,265

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2025, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows (in thousands):

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

2019	$	13,509
2020		16,339
2021		16,436
2022		16,333
2023		8,259
Thereafter		3,365
Total minimum lease payments	$	74,241

Rental and depreciation/amortization expense for the year ended December 31, 2018 was $6.9 million and $3.9 million, respectively, as reported in occupancy and equipment in the statement of comprehensive income.

9. Employee Benefits

The Company participates in employee benefit plans of the Parent for the benefit of substantially all employees of the Company, which includes participation in the stock-based awards of the Parent through the SunTrust Banks, Inc. 2009 Stock Plan (as amended and restated effective January 1, 2014), under which the Parent's Compensation Committee of the Board of Directors has the authority to grant stock options, stock appreciation rights, restricted stock, phantom stock units, and restricted stock units, of which some may have performance or other conditions, such as vesting tied to the Parent's total shareholder return relative to a peer group, or vesting tied to the achievement of an absolute financial performance target. All incentive awards are subject to clawback provisions.

Consistent with the Parent's decision to discontinue the issuance of stock options in 2014, no stock options were granted during the year ended December 31, 2018. In prior years, stock options were granted at an exercise price which was no less than the fair value of a share of SunTrust Banks, Inc. common stock on the grant date and were either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vested pro-rata over three years and generally had a maximum contractual life of 10 years. Upon option exercise, shares are issued to employees from the Parent's treasury stock.

Shares or units of restricted stock may be granted to employees and directors. Generally, grants to employees either cliff vest after three years or vest pro-rata annually over three years. Restricted stock and restricted stock units grants may be subject to one or more criteria, including employment, performance, or other conditions as established by the Parent's Compensation Committee at the time of grant. An employee or director has the right to vote the shares of restricted stock after grant unless, and until, they are forfeited. Compensation cost for restricted stock and restricted stock units is generally equal to the fair value of the shares on the

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

grant date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock. The Parent accrues and reinvests dividends in equivalent shares of the Parent's common stock for unvested restricted stock unit awards, which are paid out when the underlying restricted stock unit award vests. The Parent allocates restricted stock units and phantom stock units expense to the Company. The Company's restricted stock unit and phantom stock unit expense for 2018 was $35.8 million, which is included in compensation and benefits expense in the statement of comprehensive income. At December 31, 2018, there was $29.2 million of unrecognized stock-based compensation expense related to nonvested restricted stock units and phantom stock units.

The Company's expense related to the pension plan and other employee benefits was $20.7 million in 2018, all of which is included in compensation and benefits expense in the statement of comprehensive income.

10. Transactions with Related Parties

During the year ended December 31, 2018, the Company engaged in various transactions with STB, which provides certain management services and staff support functions for its affiliates. The total costs for these services are allocated among the affiliates in accordance with a corporate services agreement. In 2018, the cost of these services allocated to the Company was $93.7 million which is included in fees paid to related parties in the statement of comprehensive income. In addition, the Company pays various negotiated referral fees to STB for sales involving customers of STB. In 2018, the Company incurred total referral fee expenses from STB of $69.1 million which is included in fees paid to related parties in the statement of comprehensive income. In addition to paying for services and referral fees, the Company earns revenue from the Parent and affiliates for providing certain corporate finance, underwriting, and trading services. In 2018, revenue earned for such activities totaled $4.5 million, which is included in the respective line items in the statement of comprehensive income.

During 2018, the Company held certain debt securities issued by the Parent and its subsidiaries that were purchased by the Company in secondary markets. At December 31, 2018, $76.0 million of these debt securities were included in securities owned and $21.1 million of these debt securities were included in securities sold but not yet purchased in the statement of financial condition.

Balances with respect to related parties at December 31, 2018, are (in thousands):

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

Cash and cash equivalents	$	301
Due from related parties		6,840
Income tax receivable from Parent		1,394
Securities owned		75,964
Securities sold but not yet purchased		21,121
Due to related parties		23,161
Lines of credit payable to related parties		125,000
Revenues:		
Corporate finance fees		1,582
Underwriting fees		2,910
Expenses:		
Interest		4,016
Fees paid to related parties		162,990

As of December 31, 2018, the Company had a $300 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 3.35% at December 31, 2018, with interest due monthly. At December 31, 2018, the outstanding balance on this unsecured line of credit was $125 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $400 million committed unsecured line of credit with STB. The line of credit has a stated interest rate equal to one month LIBOR plus 1.75% per annum. The interest rate at December 31, 2018 was 4.25%, with interest due monthly. At December 31, 2018, there was no outstanding balance included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2018, there were no outstanding borrowings under the facility.

11. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent. In accordance with the Tax Allocation Agreement applicable to Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The components of the provision for

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

income taxes included in the Statement of Comprehensive Income as determined in accordance with ASC Topic 740, *Income Taxes*, for the year ended December 31, 2018 are presented in the following table:

| | 2018 | | |
| | *(In Thousands)* | | |
	Current	Deferred	Total
Federal	$ 23,520	$ (14,578)	$ 8,942
State	4,861	(2,841)	2,020
Total provision for income taxes	$ 28,381	$ (17,419)	$ 10,962

The 2017 Tax Act, enacted on December 22, 2017, reduced the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. During the years ended December 31, 2018 and December 31, 2017, the Company recorded a $496 thousand net income tax benefit and a $5.9 million net income tax expense, respectively, for the effects of the 2017 Tax Act as a component of the provision for income taxes. The $496 thousand adjustment completed the Company's accounting for the income tax effects of the 2017 Tax Act.

A reconciliation of the income tax provision at the statutory federal income tax rate to the Company's actual provision for income taxes during the year ended December 31, 2018 is presented in the following table:

| | 2018 |
	(In Thousands)
Income tax provision at federal statutory rate	$ 9,314
State income taxes, net	1,424
Meals and entertainment	647
Impact of the remeasurement of DTAs and DTLs	(514)
Other	91
Total provision for income taxes	$ 10,962

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax asset is recorded in in the statement of financial condition. The

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

significant deferred tax assets and liabilities at December 31, 2018, net of the federal impact for state taxes, are presented in the following table:

	2018 (In Thousands)
Deferred tax assets:	
Employee benefits	$ 24,703
Accruals and reserves	2,582
Other	1,084
Total deferred tax asset	$ 28,369
Deferred tax liabilities:	
Goodwill	$ (1,486)
Other	(148)
Total deferred tax liabilities	$ (1,634)
Net deferred tax assets	$ 26,735

A valuation allowance is not required for the federal and state deferred tax assets because the Company believes it is more-likely-than-not that these assets will be realized.

No unrecognized tax benefits have been recorded under ASC Topic 740, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to examination by the IRS for taxable years prior to 2015. With limited exceptions, the various consolidated or combined state income tax returns filed by Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2012.

12. Commitments and Contingencies

Litigation and Regulatory Matters

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

In the ordinary course of business, the Company is party to numerous civil claims and lawsuits and subject to regulatory examinations, investigations, and requests for information. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on unsubstantiated legal theories, unsupported by facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. These factors make it difficult for the Company to provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. However, on a case-by-case basis, an accrual is established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The actual costs of resolving these claims may be substantially higher or lower than the amounts accrued. This does not represent the Company's maximum loss exposure. For these, and other matters, where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not, individually or in the aggregate, have a material impact on the Company's financial condition, comprehensive income, or cash flows. However, in light of the significant uncertainties involved in these matters and the large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's financial condition, comprehensive income, or cash flows for any given reporting period.

The following is a description of certain litigation and regulatory matters:

Millennium Lender Claim Trust

In August 2017, the Trustee of the Millennium Lender Claim Trust filed a suit in the New York State Court against the Company, SunTrust Bank, and other lenders of the $1.8 Billion Millennium Health LLC f/k/a Millennium Laboratories LLC (Millennium) syndicated loan. The Trustee alleges that the loan was actually a security and that defendants misrepresented or omitted to state material facts in the offering materials and communications provided concerning the legality of Millennium's sales, marketing, and billing practices and the known risks posed by a pending government investigation into the illegality of such practices. The Trustee brings claims for violation of the California Corporate Securities Law, the Massachusetts Uniform Securities Act, the Colorado Securities Act, and the Illinois Securities Law, as well as negligent misrepresentation and seeks rescission of sales of securities as well as unspecified rescissory damages, compensatory damages, punitive damages, interest, and attorneys' fees and costs. The

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

defendants have removed the case to the U.S. District Court for the Southern District of New York and the Trustee's motion to remand the case back to state court was denied.

13. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. The Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification. For the year ended December 31, 2018, the Company experienced *de minimis* net losses as a result of the indemnity. The clearing agreement expires May 2020.

The Company utilizes Fixed Income Clearing Corporation (FICC) for trade comparison, netting and settlement of fixed income securities. On November 15, 2018, a SEC rule change became effective providing FICC with a committed liquidity resource (CCLF). FICC, a designated systematically important financial market utility, needs the CCLF to help meet its cash settlement obligations in the event of a default of the Government Securities Division (GSD) netting member to which FICC has the largest exposure in extreme but plausible market conditions. In the event of a GSD netting member default, FICC would first obtain liquidity through its other available non-CCLF liquidity resources. These resources include cash and securities in the GSD's clearing fund, uncommitted repurchase transactions using the securities that were destined for delivery to the defaulting netting member, and uncommitted bank loans. In the event that these other liquidity resources were insufficient to meet FICC's clearing counterparty obligations to the GSD's non-defaulting netting members, FICC would initiate CCLF repurchase transactions with the GSD's non-defaulting netting members up to a pre-determined capped amount to make up the shortfall in liquidity and meet GSD's financial obligations as a central counterparty clearing house. To the extent that FICC initiates a CCLF transaction, the term of the repurchase will be overnight subject to 30 calendar day maximum duration for U.S. Treasuries and 60 calendar day maximum duration for mortgaged-backed securities. FICC will use a rule-based approach to allocate CCLF obligations, with those netting members that place a higher liquidity burden on FICC responsible for a larger share of the CCLF. FICC apprises the Company of its share of the maximum funding need for CCLF on a

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements (continued)

December 31, 2018

monthly basis. The Company's CCLF requirement varies on a month to month basis and is based on GSD's peak liquidity needs from the previous six months, assuming that the potential defaulting netting member is also GSD's largest CCLF contributor. The Company believes that it is unlikely it will have to be counterparty to potential CCLF repurchase transactions under this agreement and has not recorded any contingent liability in the financial statements for this SEC rule change. As of December 31, 2018, the Company had a current CCLF requirement, from FICC, of $19.5 million.

14. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital, as defined, of $592.1 million, which was $591.1 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Audited as of December 31, 2018

BROKER OR DEALER		
SUNTRUST ROBINSON HUMPHREY, INC.	as of	12/31/18

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial   Condition - Item 1800) .... $ 1,071,658,639 **3480**

2. Deduct: Ownership equity not allowable for Net Capital .... (0)**3490**

3. Total ownership equity qualified for Net Capital 1,071,658,639 **3500**

4. Add:

    A. Liabilities subordinated to claims of general creditors   allowable in computation of net capital 0 **3520**

    B. Other (deductions) or allowable credits (List) 0 **3525**

5. Total capital and allowable subordinated liabilities .... $ 1,071,658,639 **3530**

6. Deductions and/or charges:

    A. Total non-allowable assets from

        Statement of Financial Condition (Notes B and C) .... $ 210,570,036 **3540**

        1. Additional charges for customers' and

            non-customers' security accounts 120,933 **3550**

        2. Additional charges for customers' and

            non-customers' commodity accounts 0 **3560**

    B. Aged fail-to-deliver: 367,400 **3570**

        1. number of items 3 **3450**

    C. Aged short security differences-less

        reserve of .... $ **3460** 0 **3580**

        number of items 0 **3470**

    D. Secured demand note deficiency 0 **3590**

    E. Commodity futures contracts and spot commodities -

        proprietary capital charges 0 **3600**

    F. Other deductions and/or charges 22,247,486 **3610**

    G. Deductions for accounts carried under

        Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) 0 **3615**

    H. Total deductions and/or charges .... (233,305,855)**3620**

7. Other additions and/or allowable credits (List) 0 **3630**

8. Net Capital before haircuts on securities positions .... $ 838,352,784 **3640**

9. Haircuts on securities: (computed, where applicable,

    pursuant to 15c3-1(f)):

    A. Contractual securities commitments .... $ 24,636 **3660**

    B. Subordinated securities borrowings 0 **3670**

    C. Trading and investment securities: ....

        1. Bankers' acceptances, certificates of deposit

            and commercial paper 20,971,957 **3680**

        2. U.S. and Canadian government obligations 26,567,046 **3690**

        3. State and municipal government obligations 893,214 **3700**

        4. Corporate obligations 195,252,406 **3710**

        5. Stocks and warrants 1,584,075 **3720**

        6. Options 0 **3730**

        7. Arbitrage 0 **3732**

        8. Other securities 924,300 **3734**

    D. Undue concentration 0 **3650**

    E. Other (List) .... 0 **3736** (246,217,634)**3740**

10. Net Capital .... $ 592,135,150 **3750**

OMIT PENNIES

There are no material differences between this computation and the company's
unaudited form X-17A-5 as of December, 31 2018, filed on January 25, 2019

29

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	
SUNTRUST ROBINSON HUMPHREY, INC.	as of _____12/31/18_____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3758
13. Net capital requirement (greater of line 11 or 12)	$		3760
14. Excess net capital (line 10 less 13)	$		3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$		3790
17. Add:			
A. Drafts for immediate credit . . . . $		3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $		3810	
C. Other unrecorded amounts (List) . . . . $	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))	$		3838
19. Total aggregate indebtedness	$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)	%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	40,696	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,005,909	3880
24. Net capital requirement (greater of line 22 or 23)	$	1,005,909	3760
25. Excess net capital (line 10 less 24)	$	591,129,241	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	29100.15	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	29100.15	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	590,928,059	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

10/85

There are no material differences between this computation and the company's unaudited form X-17A-5 as of December, 31 2018, filed on January 25, 2019

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Audited as of December 31, 2018

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

2019-01-25 03:17PM EST
Status: Accepted

BROKER OR DEALER

SUNTRUST ROBINSON HUMPHREY, INC. as of 12/31/18

FORMULA FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS OF BROKERS AND DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (See Note A)	$ 0	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)	0	4350		
3. Monies payable against customers' securities loaned (See Note C)	0	4360		
4. Customers' securities failed to receive (See Note D)	2,255,383	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	4390		
7. ** Market value of short security count differences over 30 calendar days old	0	4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	1,642,074	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	4420		
10. Other (List)	0	4425		
11. TOTAL CREDITS			$ 3,897,457	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (See Note E)	$ 0	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	2,034,818	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	0	4465		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (See Note G)		4467		
17. Other (List)	0	4469		
18. ** Aggregate debit items			$ 2,034,818	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(a)(1)(ii))			(61,045)	4471
20. ** TOTAL 15c3-3 DEBITS			1,973,773	4472
RESERVE COMPUTATION				
21. Excess of total debits over total credits (line 20 less line 11)			$ 0	4480
22. Excess of total credits over total debits (line 11 less line 20)			1,923,684	4490
23. If computation is made monthly as permitted, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including $ 30,142,969 [4505] value of qualified securities, at end of reporting period			30,142,969	4510
25. Amount of deposit (or withdrawal) including $ 0 [4515] value of qualified securities			0	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 30,142,969 [4525] value of qualified securities			$ 30,142,969	4530
27. Date of deposit (MMDDYY)			12/17/18	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ 4332 Weekly X 4333 Monthly ______ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

There are no material differences between this computation and the company's unaudited form X-17A-5 as of December 31, 2018, filed January 25, 2019.

32

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

    A. Number of items

None

None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    B. Number of items

None

None